ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 June 2003


03024227


SUPPL
SEC MAIL PROCESSING SECTION
RECEIVED
JUN 30 2003
WASH. D.C.
187
PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 June 2003 ASX Announcement & Media Release – 1) Gulf Coast Update 2) New Options Issue

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 June 2003



ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST OF USA

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

A rig is currently being sourced for the Terry Ewing No 2 well. Hilcorp Energy Company, of Houston, Texas, operator of the Clear Branch Field, is currently negotiating with Guichard Drilling Company (Lafayette) and expects a suitable rig to be available within 40 days.

The No 2 well is a follow up to the Terry Ewing No 1 well which suffered formation damage while drilling and is currently producing approximately 200 thousand cubic feet of gas per day and holds the 640 acre lease around the well bore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 June 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

RE: NEW OPTION ISSUES

In accordance with Listing Rule 3.10.3.1 the Company announces the proposed issue of the following new options, the terms of which are detailed below:

1. a bonus issue of one new option for every ten fully paid ordinary shares held at 31 July 2003 ('Bonus Options'); and
2. an entitlement issue of one new option for every existing 31 July 2003 $0.20 options held at 31 July 2003 ('Entitlement Options').

The Bonus Options and the Entitlement Options have the same terms and conditions once issued. The terms and conditions of the new options are fully described below. The only difference between the Bonus Options and the Entitlement Options lies in the price of the issue of the options. The Bonus Options do not require shareholder approval to be issued and will be issued for no consideration to eligible shareholders. The Entitlement Options require shareholder approval to be issued and will be offered to eligible existing optionholders for consideration of $0.003.

Holders of existing 31 July 2003 options who exercise their existing options prior to 31 July 2003 will participate in the Bonus Options. ***It is considered unlikely existing 31 July 2003 optionholders will convert to ordinary shares given the exercise price of 20 cents compared to the current market price.*** Holders of existing 31 July 2003 options who do not exercise their existing options will not participate in the Bonus Options, but will receive an entitlement to participate in the Entitlement Options.

As the number of new options which will be issued is not able to be determined until the share and option registers close on 31 July 2003, shareholder approval for the maximum number of new options most likely to be issued will be sought. On the basis of the current share and option registers, 15,843,286 Bonus Options would be issued and 43,627,224 Entitlement Options would be offered.

Following a determination of entitlements to the new options based on the share and option registers at 31 July 2003 and the meeting of shareholders, a prospectus, which is required by the Corporations Act for the Entitlement Options, will then be despatched to eligible participants with details of the Bonus Options issued to shareholders and existing optionholders' entitlements to Entitlement Options.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Terms and Conditions of New Options

The principal terms and conditions of the new options are:

- Class of securities to be issued: 31 July 2005 Options
- Number of options to be issued: up to 59,470,510 **
- Issue price - Bonus Options: $nil
  - Entitlement Options: $0.003 per option
- Entitlement per option: Exercisable to acquire 1 fully paid ordinary share
- Exercise Price per option: $0.07
- Expiry Date: 31 July 2005

** Assuming no 31 July 2003 options are converted.

The Bonus Options will be issued to existing fully paid ordinary shareholders with registered addresses in Australia and New Zealand on the basis of one Bonus Option for every ten fully paid ordinary shares they hold as at 31 July 2003.

The Entitlement Options will be offered to existing 31 July 2003 optionholders with registered addresses in Australia and New Zealand on the basis of one Entitlement Option for every 31 July 2003 option which they hold as at 31 July 2003. This offer is not underwritten, it is non-renounceable and there is no minimum acceptance condition.

The purpose of the new options is to provide the Company with a contingent treasury prior to the next round of drilling offshore China. Funds raised by the issue of Entitlement Options will be used for working capital purposes.

An Appendix 3B is attached for the proposed New Option Issues.

If you have any questions, do not hesitate to contact the Company on 08-9322-3939.

Michael Evans
Chairman

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

First Australian Resources Ltd

ABN

41 009 117 293

We (the entity) give ASX the following information.


SEC MAIL
JUN 30 2003

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	31 July 2005 Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 59,470,510
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Each Option has an exercise price of 7 cents on or before 31 July 2005 and otherwise the options are to be issued on identical terms to the existing class of options issued by the Company which expire on 31 July 2005.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options are the same class as the existing 31 July 2005 Options. Any shares issued upon exercise of the options will rank equally with the existing ordinary shares in the Company as and from the date of issue of those shares.
5	Issue price or consideration	No consideration for Options issued on a 1:10 basis to holders of fully paid ordinary shares (Bonus Options) $0.003 per Option for Options issued on a 1:1 entitlement basis to holders of existing 31 July 2003 Options (Entitlement Options)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised following the Record Date of 31 July 2003

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	158,432,861 43,627,224 20,000,000 Up to 59,470,510	Ordinary shares 31 July 2003 Options 31 July 2005 Options 31 July 2005 Options* *these options are not yet issued and therefore not yet quoted. Application will be made for quotation of the new 31 July 2005 options once they have been issued. Application for quotation of any shares issued upon exercise of any of those options will be made following such exercise.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Bonus Options – No Entitlement Options - Yes
12	Is the issue renounceable or non-renounceable?	Non-renounceable

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	Bonus Options issued on a 1:10 basis to holders of fully paid ordinary shares held at 31 July 2003 whose registered addresses are in Australia or New Zealand Entitlement Options on a 1:1 entitlement basis to holders of existing 31 July 2003 Options held at 31 July 2003 whose registered addresses are in Australia or New Zealand
14	+Class of +securities to which the offer relates	Bonus Options – the offer will be made to holders of fully paid ordinary shares. Entitlement Options – the offer will be made to holders of 31 July 2003 Options who do not exercise their options
15	+Record date to determine entitlements	31 July 2003
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Round to nearest whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	All countries other than Australia and New Zealand
19	Closing date for receipt of acceptances or renunciations	To be advised
20	Names of any underwriters	None
21	Amount of any underwriting fee or commission	None
22	Names of any brokers to the issue	None

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	None
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	None
25	If the issue is contingent on +security holders' approval, the date of the meeting	To be advised
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	To be advised
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	To be advised
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	To be advised

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....DIRECTOR.. Date: 24 JUNE 2003
(Director/Company secretary)

Print name: ......MICHAEL EVANS...

+ See chapter 19 for defined terms.

== == == == ==

+ See chapter 19 for defined terms.